SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-1

                                   APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                 CMP Group, Inc.
                                 83 Edison Drive
                              Augusta, Maine 04336

                                       and

                     New England Gas Development Corporation
                                 83 Edison Drive
                              Augusta, Maine 04336

             (Name of company or companies filing this statement and
                     address of principal executive offices)

                               Anne M. Pare, Esq.
                   Treasurer, Corporate Counsel and Secretary
                                 CMP Group, Inc.
                                 83 Edison Drive
                              Augusta, Maine 04336
                            Telephone: (207) 623-3521

                   (Names and addresses of agents for service)

                                   Copies to:

                                 Frank Lee, Esq.
                             Huber Lawrence & Abell
                                605 Third Avenue
                            New York, New York 10158
                            Telephone: (212) 682-6200

Item 1.  Description of Proposed Transaction.
A. Introduction
         Pursuant to Sections 3(a)(1), 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), CMP Group, Inc. ("CMP Group"), a Maine corporation and an exempt public utility holding company, hereby requests that the Securities and Exchange Commission (the "Commission") authorize the transaction described herein (the "Transaction") pursuant to which CMP Group, through New England Gas Development Corporation ("New England Gas"), a Maine corporation and a wholly-owned subsidiary of CMP Group, will acquire up to 50% of the voting securities of CMP Natural Gas, L.L.C. ("Maine GasCo"), a Maine limited liability company. Maine GasCo will construct, own and operate a local natural gas distribution system (the "Maine GasCo System") which will provide on a non-exclusive basis natural gas service in certain areas of Maine that do not currently receive natural gas service. The remaining voting securities of Maine GasCo will be held by Energy East Corporation ("EEC"),1 an exempt public utility holding company, through Energy East Enterprises, Inc. ("EEC Enterprises"), a wholly-owned subsidiary of EEC, pursuant to a Joint Venture Agreement dated as of November 13, 1997, as amended (the "Joint Venture Agreement") between Central Maine Power Company ("CMP"), a subsidiary of CMP Group, and New York State Electric & Gas Corporation ("NYSEG"), a wholly-owned subsidiary of EEC. The Joint Venture Agreement is attached hereto as Exhibit B-1.
         As noted above, CMP Group is currently a public utility holding company exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act by order of the Commission dated August 7, 1998. See, Central Maine Power Company, et al., Holding Co. Act Release No. 26903 (1998). CMP Group holds 100% of the common stock of CMP. CMP in turn owns 78.3% of the voting securities of Maine Electric Power Company, Inc. ("MEPCo"), and 100% of the voting securities of Aroostook Valley Electric Company ("AVEC") and NORVARCO. CMP, MEPCo, AVEC and NORVARCO are public utility companies as defined under the Act. CMP is also a public utility holding company exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act by order of the Commission mentioned above. Following consummation of the Transaction, CMP Group will also own, through New England Gas, up to 50% of the voting securities of Maine GasCo, which, when it begins commercial operation, will be a public utility company as defined under the Act, and New England Gas will itself be a public utility holding company as defined under the Act. Section 9(a)(2) of the Act requires Commission approval of the Transaction because, by virtue of the Transaction, CMP Group will own, directly or indirectly, more than 5% of the outstanding voting securities of five public utility companies - CMP, MEPCo, AVEC2, NORVARCO and Maine GasCo (when it begins commercial operation).
         CMP Group seeks an order under Section 3(a)(1) confirming its exempt status and New England Gas seeks an order under Section 3(a)(1) granting it an exemption following the consummation of the Transaction. CMP Group and New England Gas (when Maine GasCo begins commercial operation) will each be a public utility holding company entitled to an exemption under Section 3(a)(1) of the Act because both CMP Group and New England Gas, and each public utility subsidiary from which they derive a material part of their incomes, will continue to be organized and to operate predominantly in Maine. In addition, since this application has no impact on CMP's status as an exempt public utility holding company, CMP will continue to be entitled to an exemption under Section 3(a)(1) of the Act because CMP and each public utility subsidiary from which it derives a material part of its income will continue to be organized and operating predominantly in Maine. B. CMP Group and Subsidiaries
         On September 1, 1998, CMP Group became the holding company for CMP and its subsidiaries and certain non-utility companies, described below. CMP Group's common stock is publicly traded on the New York Stock Exchange. CMP Group's principal executive offices are located at 83 Edison Drive, Augusta, Maine 04336.
         New England Gas was incorporated under the laws of the State of Maine for the purpose of carrying out the proposed Transaction. New England Gas is currently a direct, wholly-owned subsidiary of CMP Group. New England Gas does not currently own any utility assets nor is it currently a "public utility company" or a "holding company" within the meaning of the Act.
         CMP Group's non-utility subsidiaries are engaged in activities designed to capitalize on core competencies of the CMP system. Descriptions of these subsidiaries follow:
         a. CNEX, formerly called CMP International Consultants, provides consulting, planning, training, project management, and information and research services to foreign and domestic utilities and government agencies in various aspects of utility operations and utility support services.

         b. MaineCom Services ("MaineCom") develops fiber-optic data service for bulk carriers, provides other telecommunications services, and holds direct or indirect voting interests in various entities that are in the business of developing a fiber-optics network in the Northeast.

         c.       MainePower  is currently  preparing to be able to operate as a
                  competitive   energy   marketer  once   electric   competition
                  commences in Maine.

         d.       TeleSmart provides collections and related accounts receivable
                  management   services  and  has  a  division   which  collects
                  charged-off accounts.

         e. The Union Water-Power Company ("Union Water") (i) provides river facilities management, including the management of dams, reservoirs, fishways and oxygenation facilities, (ii) provides utility support services such as underground facility locating, infrared photography and work order ticket management, (iii) provides real estate management, development and leasing, and land and modular housing sales,
                  (iv) provides engineering, construction management and environmental and licensing services, and (v) owns 25% of the voting stock of Androscoggin Reservoir Company (the remainder of the voting stock is owned by Public Service Company of New Hampshire ("PSNH") and three paper companies), which owns a storage reservoir and dam on the Androscoggin River and owns real estate and other facilities at Aziscohos Dam in northwestern Maine that it leases to a qualifying facility. Union Water's interest in Androscoggin Reservoir Company will be sold as a part of the asset sale to an affiliate of FPL Group, described below.

         CMP is an investor-owned Maine public utility incorporated in 1905 and is a subsidiary of CMP Group. CMP is primarily engaged in the business of generating,3 purchasing, transmitting, distributing and selling electric energy for the benefit of retail customers in southern and central Maine and wholesale customers, principally other utilities. Its principal executive offices are located at 83 Edison Drive, Augusta, Maine 04336. As mentioned above, CMP is currently a public utility holding company exempt from regulation under the Act (except for Section 9(a)(2) thereof) by order of the Commission. CMP currently has three subsidiaries that are public utility companies within the meaning of the Act, namely MEPCo, AVEC and NORVARCO, and several non-utility subsidiaries.4
         CMP is the largest electric utility in Maine. It serves approximately 528,000 customers in its 11,000 square-mile service area in southern and central Maine. CMP had $954 million in consolidated electric operating revenues in 1997 (reflecting consolidation of financial statements with MEPCo). The electric properties of CMP form a single integrated system which is connected at 345 kilovolts and 115 kilovolts with the lines of PSNH at the southerly end and at 115 kilovolts with Bangor Hydro at the northerly end of CMP's system. CMP's system is also connected with the system of New Brunswick Power and of Bangor Hydro through the 345-kilovolt interconnection constructed by MEPCo.
         CMP has interests in 31 hydroelectric generating stations with an estimated net capability of 373 megawatts. CMP also operates two oil-fired steam-electric generating stations, William F. Wyman Station in Yarmouth, Maine, of which CMP's entitlement is 594 megawatts, and Mason Station in Wiscasset, Maine, with 145 megawatts of generating capacity. CMP also has internal combustion generating facilities with an estimated aggregate net capability of 42 megawatts.
         CMP has direct or indirect ownership interests in five nuclear generating facilities in New England. The largest is a 38% common stock interest in Maine Yankee Atomic Power Company ("Maine Yankee"), which owns a nuclear generating plant in Wiscasset, Maine, that has been permanently shut down since August 6, 1997. In addition, CMP owns a 9.5% common stock interest in Yankee Atomic Electric Company, which has permanently shut down its plant located in Rowe, Massachusetts, a 6% common stock interest in Connecticut Yankee Atomic Power Company, which has permanently shut down its plant in Haddam, Connecticut, and a 4% common stock interest in Vermont Yankee Nuclear Power Corporation, which owns a plant in Vernon, Vermont. In addition, pursuant to a joint ownership agreement, CMP has a 2.5% direct ownership interest in the Millstone 3 nuclear unit in Waterford, Connecticut.
         CMP is subject to the regulatory authority of the Maine Public Utilities Commission (the "MPUC") as to retail rates, accounting, service standards, territory served, the issuance of securities maturing more than one year after the date of issuance, certification of generation and transmission projects and various other matters. CMP is also subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under Parts I, II and III of the Federal Power Act for some phases of its business, including licensing of its hydroelectric stations, accounting, rates relating to wholesale sales and to interstate transmission and sales of energy and certain other matters. The MPUC also regulates, in some respects, MEPCo, NORVARCO, Chester, AVEC, Maine Yankee and MaineCom. MEPCo, NORVARCO, Chester and AVEC are regulated by the MPUC in all respects, except as to rates and short-term (one year or less) financings, which are regulated by the FERC. Specifically, the MPUC's regulation over these entities includes financings with maturities of more than one year, transactions and other arrangements with affiliates, any acquisition or creation of entities in which they hold at least a 10% interest, transfers of utility property and construction of facilities. The MPUC regulates financings by Maine Yankee with maturities of longer than one year and Maine Yankee's transactions with affiliates. MaineCom is subject to regulation by the MPUC with respect to making available a fiber optics cable for public use in Maine. MaineCom has also received MPUC approval to provide local exchange and interexchange telephone service in Maine and provides such service under contracts which are filed with the MPUC as rate schedules. C. Description of the Proposed Transaction
         1. The Joint Venture Agreement
         CMP and NYSEG have executed the Joint Venture Agreement, which provides for among other things, the formation of a joint venture company, Maine GasCo. Maine GasCo is a Maine limited liability company, governed in accordance with the terms and conditions of the Joint Venture Agreement. In contemplation of the formation of holding company structures for both parties, the Joint Venture Agreement was made assignable by both parties to their respective affiliates. CMP and NYSEG have assigned their interests in the Joint Venture Agreement to New England Gas and EEC Enterprises, respectively.
         The Joint Venture Agreement provides that Maine GasCo will engage in the business of owning, constructing, and operating a local natural gas distribution system that will distribute natural gas and provide other related local services in certain areas of Maine which do not currently receive natural gas service. New England Gas and EEC Enterprises will be the initial members of Maine GasCo. EEC Enterprises will hold at least 50% of the membership interests and New England Gas will hold the remaining membership interests. Each member's ownership interest is subject to adjustment in accordance with the Joint Venture Agreement. New England Gas and EEC Enterprises will each contribute their respective shares of the initial capital of Maine GasCo in amounts proportionate to the ownership percentages of each such Maine GasCo member and will contribute all or some portion of this sum in cash when the Management Committee requires the contribution. Maine GasCo members will make additional capital contributions if the Maine GasCo members holding a majority interest vote to require such contributions, or if the Manager determines that Maine GasCo's cash reserves and reasonably anticipated revenues are less than its budgeted working capital needs for the next six succeeding months. Pursuant to the Joint Venture Agreement, net profits and net losses will be allocated between the Maine GasCo members in proportion to the ownership percentage that each Maine GasCo member holds.
         The Joint Venture Agreement establishes a Management Committee consisting of three New England Gas appointees and three EEC Enterprises appointees and generally vests a designated Manager, who will be located in Maine, with exclusive authority to manage the business of Maine GasCo within the limitations set forth in the Joint Venture Agreement, the Articles of Organization, or any Statement of Authority under the Maine Limited Liability Company Act. The Joint Venture Agreement authorizes the Manager to perform any and all acts customary or incident to the business of Maine GasCo. The Joint Venture Agreement also authorizes the Manager to delegate authority and to hire or contract for appropriate and necessary services. Certain actions may be taken by the Manager only upon the affirmative vote of a majority of the members of the Management Committee. These actions include the following: incurring indebtedness, issuing obligations, confessing certain judgments, incurring certain liabilities, making certain capital expenditures or incurring certain operating expenses, consummating transactions between Maine GasCo and a Maine GasCo affiliate or Maine GasCo member, establishing certain reserves, making distributions to Maine GasCo members, contravening the Joint Venture Agreement, causing Maine GasCo to become bankrupt or dissolve, transferring substantially all of the assets of Maine GasCo, entering into derivative transactions, declaring a distribution of profits, engaging in business acquisitions, calling for certain additional capital contributions, appointing or removing an officer, and establishing employee compensation.
         A vote of the Maine GasCo members holding at least a majority of the voting interests may remove the Manager with or without cause. The Maine GasCo member who appoints a person to the Management Committee may remove such person with or without cause at any time. The Manager and any Management Committee member may resign at any time. Maine GasCo members holding a majority of the voting interests may fill any vacancies in the position of Manager by affirmative vote, which Manager will hold the position until the election and qualification of a successor, or the Manager's resignation or removal. The Joint Venture Agreement limits the liability of a Maine GasCo member for any debts or losses of Maine GasCo to its respective capital contribution to Maine GasCo, except as otherwise required by law. The Joint Venture Agreement provides for the resolution of stalemates or impasses among the Management Committee by appeal to the Chief Executive Officers of the Maine GasCo members, and by arbitration in the event that the Chief Executive Officers are unable to resolve the impasse.
         The Joint Venture Agreement contains customary representations and warranties, including representations regarding corporate existence and authority to execute the Joint Venture Agreement. The Joint Venture Agreement requires that any and all disputes arising therefrom will be settled by arbitration in accordance with the procedures described above for the resolution of stalemates or impasses, but authorizes injunctive relief when an arbitrator's award would not adequately protect the rights of a party. The parties to the Joint Venture Agreement have also agreed not to compete with one another with regard to the business of Maine GasCo. In addition, any party that ceases to be a Maine GasCo member will not hire employees of Maine GasCo for three years after that party ceases to be a Maine GasCo member, and the parties have agreed that Maine GasCo and any of its subsidiaries will not employ the employees of a Maine GasCo member or an affiliate under certain conditions. The Joint Venture Agreement contains other customary terms and conditions, including provisions regarding indemnification, the use of confidential information, the holding and conduct of meetings, distributions to Maine GasCo members, transfers of membership interests in Maine GasCo, dissolution, and interpretation of the Joint Venture Agreement.
         2. Operations of Maine GasCo
         Maine GasCo currently expects to furnish natural gas service in Maine on a non-exclusive basis in the Bethel and Windham areas, the greater Augusta area, the greater Waterville area, the greater Bangor area, and the coastal area including Brunswick and Bath. Maine GasCo also anticipates furnishing gas service to other towns, which are listed in Appendix A to this Application. Maine GasCo expects to provide both merchant sales and transportation services. Maine GasCo has evaluated whether it will provide transportation services to small commercial and residential monthly metered customers. Due to the relatively small size of Maine GasCo, the low load factors of such small customers, and the lack of planned storage on the available pipelines, as well as the administrative difficulty of tracking usage and operationally balancing such usage and nominations for small pools of monthly metered customers, Maine GasCo has determined that provision of such transportation services is currently not feasible. If it becomes feasible, Maine GasCo expects to propose a small customer transportation service based upon its operational capabilities.
         As set forth in more detail in Item 4 - Regulatory Approvals, CMP Group received authorization from the MPUC, in Docket No. 96-786, to furnish on a non-exclusive basis, through Maine GasCo, natural gas service in such areas. In this order, the MPUC noted that authorizing more than one local distribution company to provide service in a given area will result in beneficial competition to obtain customer load so that system expansion may ultimately be greater in a given area than it would be if only one entity was authorized to provide service in such area. A copy of this order is attached hereto as Exhibit D-1. In addition, on May 1, 1998, the MPUC, in Docket No. 98-077, issued its order, attached hereto as Exhibit D-2, authorizing the formation of New England Gas and Maine GasCo, and authorizing the initial capitalization of Maine GasCo. In accordance with this approval and the terms of the Joint Venture Agreement, the proposed capital structure of Maine GasCo will be based on fifty percent (50%) equity and fifty percent (50%) debt, which would finance an initial $40 million construction program. New England Gas and EEC Enterprises plan to initially capitalize Maine GasCo with an aggregate of $20 million in equity contributions made by each party in proportion to its ownership percentage. New England Gas and EEC Enterprises also plan to make available additional capital as necessary and consistent with the rules and conditions established by the MPUC.
         Maine GasCo expects to derive its supply of natural gas from the Western Canadian Sedimentation Basin via the proposed Portland Natural Gas Transmission System pipeline ("PNGTS") and from the gas fields near Sable Island off Nova Scotia via the proposed Maritimes & Northeast pipeline ("M&N"), both of which are currently under development. The FERC has issued certificates under
Section 7 of the Natural Gas Act authorizing construction of these pipelines. Development of these pipelines is proceeding on schedule. PNGTS expects commercial operation in December, 1998, and M&N expects commercial operation in November, 1999.
         Affiliates  of  New  England  Gas  and  EEC  Enterprises  will  provide administrative and consulting services to Maine GasCo.5 The services may include, among other things: accounting, financial planning and analysis, financial reporting, human resources, regulatory affairs, information systems, insurance, legal, payroll, purchasing, tax, treasury, transportation, billing support, telecommunications, meter installation and reading, real estate, facilities management, call center services, engineering, construction and environmental services, mapping, training, meter services and testing, marketing, gas supply and control, gas transportation and general administrative support.

Item 2.  Fees, Commissions and Expenses.
         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, inclusive of legal fees and expenses, are estimated at not more than $65,000.

Item 3.  Applicable Statutory Provisions.
         Sections  3(a)(1),  9(a)(2) and 10 of the Act apply to the Transaction.
Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." By virtue of the Transaction, CMP Group will own, directly or indirectly, more than 5% of the outstanding voting securities of five "public utility companies" -- CMP, MEPCo, AVEC, NORVARCO and Maine GasCo (when it begins commercial operation) - thus becoming an affiliate of CMP, MEPCo, AVEC, NORVARCO and Maine GasCo. Therefore,
Section 9(a)(2)  requires  approval by the Commission of the  Transaction  under
Section 10. The relevant standards under Section 10 are set forth in Sections 10(b), 10(c) and 10(f). In addition, CMP Group is currently an exempt public utility holding company and New England Gas will be a public utility holding company within the meaning of Section 2(a)(7) of the Act. New England Gas will therefore be required to register unless it can qualify for an exemption. Accordingly, CMP Group and New England Gas request an order under Section 3(a)(1) confirming CMP Group's exemption and granting an exemption to New England Gas from all of the provisions of the Act (except Section 9(a)(2) thereof).
         For the reasons explained below, the Commission should grant approval of the Transaction pursuant to Section 9(a)(2) of the Act based upon the Transaction's compliance with the applicable standards of Section 10 of the Act. In addition, for the reasons described below, the Commission should by order confirm CMP Group's exemption and grant New England Gas an exemption, pursuant to Section 3(a)(1), from all of the provisions of the Act (except for Section 9(a)(2) thereof). A. Approval of the Transaction under Section 9(a)(2)
         As recognized in the comprehensive report issued by the Division of Investment Management in June 1995 entitled "The Regulation of Public-Utility Holding Companies" (the "Division Report"), the framers of the Act intended and understood the need for the Act to be interpreted in a flexible manner to account for changes in the utility industry over time. Commission decisions have recognized the framers' intent. While the Applicants believe that the requested authorization is well within existing Commission precedent, changes in the utility industry make the case for the Transaction even more compelling. The utility industry is evolving towards a broadly-based energy-related business. As discussed below, the evolution of the utility industry dramatically affects the appropriate notion of what a utility system consists of.
         Sections 10(b), 10(c) and 10(f) of the Act set forth the standards for approval of the Transaction. The Transaction satisfies all of the requirements of Section 10 and should therefore be approved. Specifically, as the following discussion more fully explains: o the Transaction will not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of investors and consumers;

o the consideration, including all commissions and fees, to be paid in connection with the Transaction is reasonable;

o the Transaction will not unduly complicate the capital structure of the CMP Group holding company system;

o the Transaction is in the public interest and the interests of consumers and investors;

o the Transaction will tend towards the development of an integrated gas utility system; and

o        the Transaction will comply with all applicable State laws.

         1. Section 10(b)
                  a.       Section 10(b)(1)
         Section 10(b)(1) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition unless:
                  (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

         The Transaction will not tend towards interlocking relationships or the concentration of control that would be detrimental to the public interest or the interests of investors or consumers because (i) following consummation of the Transaction, all of the public utilities in the CMP Group system, including Maine GasCo, will remain subject to regulation by the MPUC, which operates pursuant to regulations specifically designed to protect the public interest and the interests of consumers, (ii) the addition of Maine GasCo, which will account for a relatively small portion of CMP Group's income, to the CMP Group system will not materially increase the size of the system, (iii) due to the nearly total absence of cross elasticity of demand, as explained below, CMP and Maine GasCo will have few occasions to compete directly and CMP will continue to operate in a competitive market which will not change as a result of the Transaction, (iv) since Maine GasCo was given non-exclusive authorization to provide natural gas service in certain areas of Maine, there will be a competitive gas market in such areas, and (iv) as a result of the Transaction, the Applicants expect to achieve significant economies of scale and efficiencies and expect to be able to compete more effectively in the evolving energy marketplace, both of which will benefit consumers and ratepayers and are in the public interest.
         The formation and initial capitalization of Maine GasCo have been approved by the MPUC. In addition, all of the operating utilities, including Maine GasCo, will be subject to continuing regulation by the MPUC, which functions to protect the interest of consumers and the public interest. Maine GasCo will be subject to the jurisdiction of the MPUC with respect to rates and other matters and the level of regulatory authority exercised by the MPUC over CMP, MEPCo, AVEC and NORVARCO will not be affected by the Transaction. Thus, the presence of continuing state regulation will help to ensure that the Transaction will not have a detrimental effect on the public interest or consumers. In the Division Report at p. 73-4, the Division of Investment Management recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers, as opposed to focusing on rigid, mechanical tests.
         Section 10(b)(1) requires a finding that a transaction will not "tend towards the concentration of control ... of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." The framers of the Act sought through Section 10(b)(1) to avoid "an excess of concentration and bigness" and "huge, complex and irrational holding company systems," while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain combinations. American Electric Power Co., Inc., 46 S.E.C. 1299, 1307-1309
(1978). The Transaction will not create an "excess of concentration and bigness" or a "huge, complex or irrational system" because the acquisition by CMP Group, through New England Gas, of up to 50% of the voting securities of Maine GasCo, which will own a small local gas distribution system, will not materially increase the size of CMP Group. The Transaction is not detrimental to the public interest or the interest of investors or consumers, but rather, as discussed in more detail below, will afford Maine GasCo the opportunity to achieve the economies of scale and efficiencies that the Act's framers intended to preserve for the benefit of investors and consumers.
         The Transaction will not have a detrimental effect on competition in Maine. To the contrary, the Applicants believe that the Transaction will enhance competition in the natural gas market in Maine. The Transaction will have no effect on the competitive environments in which CMP Group's electric business operates. Following the Transaction, CMP Group's electric business will face the same competitive forces from other electric suppliers as prior to the Transaction.6 Because CMP's competitive behavior is shaped by competition with energy "peers," CMP Group's electric business and Maine GasCo will rarely engage in direct competition and, in any event, the Transaction will have no adverse effect on competition in a manner or to an extent detrimental to the public interest or the interests of investors or consumers. In addition, since Maine GasCo will provide natural gas service in areas not currently receiving natural gas service on a non-exclusive basis, consumers will benefit from the existence of competition among gas companies and by having more energy choices.
         CMP Group's electric business will not compete directly with Maine GasCo for several reasons. First, there is little substitution between gas and electricity as energy sources in most industrial and commercial applications. Generally, gas cannot be substituted for electricity on an instantaneous basis because most industrial and commercial processes are energy-specific. Thermal processes most often employ natural gas, while motor and machine driven processes employ electricity. Where an industrial or commercial application permits the use of either fuel, the substitution of one fuel for another requires equipment investment and other expense that does not allow substitution in response to relatively insignificant price changes. Most often, the choice of fuel is dictated by numerous considerations in addition to fuel prices, such as quality control, safety and environmental concerns. For residential users, natural gas cannot be substituted for electricity in lighting, refrigeration, and most household appliances. The amount of fuel used for residential cooking is very small, and the choice of equipment tends to be dictated by personal preference rather than by fuel price. Residential customers generally choose fuel sources for heating based on many factors, including equipment prices, reliability, service, the size of the home, perceptions of energy efficiency and matters of comfort, convenience and aesthetics, and not solely based on relative fuel price.
         Second, there will be competition in the retail market for industrial and commercial customers of natural gas in Maine because gas will be transported in Maine on an open-access basis. There also will be competition between local distribution companies and interstate pipelines, such as PNGTS and M&N, to serve commercial and industrial load in Maine. Interstate pipelines and local distribution companies (including Maine GasCo) presently are competing with one another over the construction of laterals between the interstate pipeline and the end-user, which are necessary in order to be able to serve certain end-users. The natural gas transported over both the interstate pipelines and the laterals will be transported to industrial and commercial customers on an open-access basis. Such transportation effectively will permit retail competition for these customers among pipelines, gas marketers, brokers and producers, as well as the local distribution companies. These customers will be able to purchase gas from many independent marketing companies which will participate in the expanding spot market. Suppliers of natural gas in Maine must also compete with other fossil fuels, including oil, propane, coal, and petroleum coke, which can be employed in some of the thermal applications for which natural gas is used.
         Finally, electric and gas rates in Maine presently are regulated and set by the MPUC. After March 1, 2000, the MPUC will regulate the distribution of electric energy and, under Maine's open-access statute, generation will be unregulated. The MPUC will continue to regulate bundled natural gas rates to small residential customers and transportation rates to open-access customers. Thus, ample regulatory authority exists to protect against any possible abuse, including any discriminatory or anti-competitive behavior.
         The Transaction is not undertaken for the purpose of extending CMP Group's control over regulated public utilities and will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent. CMP Group's primary objective in acquiring an interest in Maine GasCo is to position itself to participate, through Maine GasCo, in the growing and increasingly deregulated New England energy market and to provide natural gas service to areas in Maine that do not currently receive natural gas service. As explained below, the Transaction will combine the strengths of CMP and Maine GasCo which will enable them to offer customers a broader array of energy products and services than either company alone could offer, and at the same time create a larger and more diverse asset and customer base, which will create opportunities for operating efficiencies.
         By virtue of the Transaction, CMP and Maine GasCo will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities . . . and generally more efficient operation" described by the Commission in American Electric Power Co., 46 SEC 1299, 1309 (1978). Among other things, the Applicants expect the Transaction to create significant operational and administrative economies and efficiencies in the areas of accounting, financial planning and analysis, financial reporting, human resources, regulatory affairs, information systems, insurance, legal, payroll, purchasing, tax, training, treasury, transportation, billing support, telecommunications, meter installation and reading, real estate, facilities management, call center services, engineering, construction and environmental services, and other administrative and general services. In addition, as a result of the Transaction, CMP Group is expected to be better positioned to remain competitive as the utility industry evolves. These factors should prove beneficial to the interests of investors and consumers as well as the public interest in general. Finally, the Manager will be located in Maine and Maine GasCo will have its own local management team and work force. The only management interlocks that may be created are only those which are necessary and desirable in order to integrate Maine GasCo fully into CMP Group.
                  b.       Section 10(b)(2)
         Section 10(b)(2) provides that an acquisition should be approved unless the price paid: is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.

In its determinations as to whether or not a price meets such standard, the Commission has considered whether the price was decided as the result of arm's length negotiations,7 whether the purchaser's Board of Directors has approved the purchase price,8 the opinions of investment bankers9 and the earnings, dividends, and the book and market value of the shares of the company to be acquired.10
         In this case, CMP Group, through New England Gas, and EEC, through EEC Enterprises, will each make initial capital contributions in proportion to their respective ownership interests so that the total initial capital contribution will equal $20 million. Since Maine GasCo is a newly formed, privately held entity and, as part of the parties' efforts to minimize costs, no outside investment bankers are involved in the Transaction, the Commission cannot look to investment banker opinions or publicly traded stock information to review the reasonableness of the price. However, the amounts to be invested were determined as a result of arm's length negotiations based on an evaluation of what facilities would be necessary to serve natural gas customers in Maine and were reviewed by the respective Boards of Directors of each party to the Joint Venture Agreement. Furthermore, these financing arrangements have been approved by the MPUC. The MPUC can continue to monitor Maine GasCo's expenditures through its ratemaking proceedings and regulation with regard to other matters. In addition, each party's contribution is to be used to finance the construction and start up of the Maine GasCo System and effectively amounts to a purchase made at cost. In summary, the following factors all lead to the conclusion that the amount to be invested by CMP Group is fair and does not warrant any of the negative findings that call for disapproval under Section 10(b)(2) of the Act:
(i) the amount of the equity contributions to be made have been approved by the MPUC as being in the public interest, (ii) these arrangements were negotiated among the parties on an arm's length basis; and (iii) as discussed below, the investment will constitute a very small portion of CMP Group's overall capital investments.
                  c.       Section 10(b)(3)
         Section 10(b)(3) directs approval of an acquisition unless the Commission finds that:

                    (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant ... or will be detrimental to ... the proper functioning of such holding company system.

Section 10(b)(3) (along with Section 11(c)(1) discussed below) relates to the corporate simplification standards of Section 11(b)(2), which require that each registered holding company take the necessary steps to ensure that the corporate or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure ...
                  of such holding-company system.

The intent of these requirements is to assure the financial soundness of the holding company system, with a proper balance of debt and equity. No such complexities will result from the Transaction. The Transaction will have a very minimal impact on the capitalization and earnings of CMP Group. CMP Group's investment in Maine GasCo, through New England Gas, will take the form of a straightforward equity contribution which will not complicate CMP Group's capital structure.
         As set forth more fully in the discussion of the standards in Section 10(c)(2), below and elsewhere herein, the Transaction will create opportunities for CMP and Maine GasCo to achieve significant economies of scale and efficiencies, chiefly in the area of management expertise. CMP Group subsidiaries may also provide services in connection with accounting, financial planning and analysis, financial reporting, human resources, regulatory affairs, information systems, insurance, legal, payroll, purchasing, tax, training, treasury, transportation, billing support, telecommunications, meter installation and reading, real estate, facilities management, call center services, engineering, construction and environmental services and general administrative support. In addition, since Maine GasCo will provide, on a non-exclusive basis, natural gas service in areas not currently receiving natural gas service, consumers will benefit from the existence of competition among gas companies and by having more energy choices. The Transaction will therefore be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of CMP Group's holding company system. Moreover, as noted by the Commission in Entergy Corporation, et al., 55 SEC Docket 2035 at 2045 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." CMP Group is a reporting company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 and will continue to be so following completion of the Transaction, which will provide investors with readily available information concerning CMP Group. Furthermore, the Transaction is subject to state regulatory approvals, which have been obtained (see Item 4 - Regulatory Approvals, below). For these reasons, the Applicants submit that the Commission would have no basis for making a negative finding under Section 10(b)(3).
         2. Section 10(c)

     The relevant provisions of Section 10(c) of the Act state that the Commission shall not approve:

               (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

               (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

The Applicants respectfully submit that the requirements of Section 10(c) are satisfied.

                  a. Section 10(c)(1)
         Section 10(c)(1) requires that the proposed acquisition not be "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." Section 8, by its terms, only applies to registered holding companies and thus, the Transaction could not be unlawful under Section 8 because, after consummation of the Transaction, CMP Group will continue to be an exempt public utility holding company. However, even if
Section 8 were applied to exempt holding companies, the Transaction would not be unlawful since there is no state law, regulation or policy against combination gas and electric companies and the MPUC has specifically authorized CMP Group to provide, through Maine GasCo, natural gas service on a non-exclusive basis in certain areas of Maine.
         Section 10(c) also requires that such acquisition not be detrimental to the carrying out of the provisions of Section 11. Section 11 of the Act relates to the simplification of holding company systems. Section 11(b)(1) sets forth the principal elements of Section 11's simplification standard. It specifically mandates that the Commission require each registered holding company to limit the operations of the holding company system to a single integrated public utility system. Section 11(b)(1) also provides for the acquisition and retention of more than one integrated system only if the requirements of Section 11(b)(1)(A)-(C) ("ABC clauses") are satisfied. By its terms, however, Section 11(b)(1) applies only to registered holding companies. However, the Commission has previously determined that a holding company may acquire utility assets that will not, when combined with the acquiring company's existing utility assets, make up an integrated system or comply fully with the ABC clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3 of the Act following the acquisition. See, e.g., BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998); TUC Holding Company, et al., Holding Co. Act Release No. 26749 (August 1, 1997). CMP Group's utility operations will be located substantially in the same geographic region within Maine and will be integrated to the extent that there will be a significant degree of centralized planning within the CMP Group holding company system, as discussed in more detail below. Moreover, CMP Group will be an exempt holding company and Maine GasCo will be locally managed.
         Despite the  believed  inapplicability  of Section 11, the  Transaction does, in any event, meet the conditions of Section 11(b)(1). Specifically, following consummation of the Transaction, the CMP Group system will consist of a large integrated electric utility system and a smaller integrated gas utility system which together will operate on a coordinated basis offering services to customers in substantially the same area in the State of Maine (see Exhibit E-1 hereto for maps depicting the service territories of CMP and of Maine GasCo). The entire CMP Group system will be operated as a single coordinated system to the extent that there will be a significant degree of centralized planning
(including accounting, financial planning and analysis, financial reporting, human resources, regulatory affairs, information systems, insurance, legal, payroll, purchasing, tax, training, treasury, transportation, billing support, telecommunications, meter installation and reading, real estate, facilities management, call center services, engineering, construction and environmental services and general administrative services provided by CMP Group subsidiaries). In addition, the MPUC has approved the formation of New England Gas and Maine GasCo and the initial capitalization of Maine GasCo and has authorized CMP Group, through Maine GasCo, to provide on a non-exclusive basis natural gas service in certain areas of Maine and Maine GasCo will be subject to MPUC regulation with regard to rates and other matters. Thus, the Transaction will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that Section 11(b)(1), and the Act generally, were intended to address.
         Furthermore,  the term "integrated public-utility system" is defined in
Section 2(a)(29) in the context of an electric company and in the context of a gas company. Section 2(a)(29) states:
                  As applied to electric utility companies, a system consisting of one or more units of generating plants and/or distributing facilities, whose utility companies are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantage of localized management, efficient operation, and the effectiveness of regulation;

and

                  As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

         First, it should be noted that the Act does not contain a definition of integrated public utility system in the context of a combination gas and electric company and the Act does not specifically prohibit ownership by an exempt holding company of both electric and gas utility properties.11 Second, existing Commission precedent demonstrates that Section 10(c)(1) does not require that the resulting exempt holding company constitute "a single integrated system." In In the Matter of Gaz Metropolitain et al., Holding Co. Act Release No. 26170 (Nov. 23, 1994), the Commission considered and approved a
Section 10 application where the resulting exempt holding company would own two gas utilities which would not constitute a single integrated system within the meaning of the Act.12 In issuing this order, the Commission stated that Section 10(c)(1) does not mandate that Section 11's integration requirement be met. The Commission stated that exempt holding companies are not directly subject to
Section 11(b)(1)'s integration standards, and also indicated that acquisitions may be approved even if the combined system will not be a single integrated system.13 Thus, subject to certain conditions discussed below, it is consistent with the Act for the Commission to approve an application under Section 10 where the resulting exempt holding company system contains both an integrated electric system and an integrated gas system.
         Section 10 does, however, require that the transaction, and the resulting holding company system, be consistent with the basic principles of
Section 11 of the Act, which is often referred to as the "heart" of the Act. Thus, the primary issue with respect to the Transaction is whether, under
Section 10(c), the creation of an exempt holding company system as a result of the acquisition by an electric system of a gas system is detrimental to the carrying out of the provisions of Section 11 and not whether it complies strictly with the integration standards of Section 11. In analyzing whether or not a transaction would be detrimental to the carrying out of the provisions of
Section 11, it is important to focus on the purpose of Section 11, which according to legislative history, is to:
                  Break-down dangerous and unnecessary nation-wide financing interlockings in the essentially local operating utility business, ... to reduce utility enterprises to a size and power which can be successfully regulated by local and Federal regulatory commissions, ... to confine the operations and the interest of each public utility system to the actual utility business of a given region.14

This overarching concern of the Act clearly focuses on the need to concentrate the geographic scope of the system to a reasonable geographic area (as determined by a variety of factors, including technological developments) to ensure that management will be sensitive and accountable to a given region, that there will be adequate local regulation of the holding company system and that the holding company structure is beneficial to the operating utilities. Thus, a transaction is not detrimental to the provisions and policies of Section 11 where the resulting system will be an exempt holding company and the applicants can demonstrate that adequate regulatory authority exists to protect local ratepayers, that the resulting system is a coherent system and not one where great and irrational distances divide the operating utilities, and there are benefits to be gained by at least one of the operating utilities as a result of the transaction. Indeed, in the Gaz Metropolitain case, the Commission specifically noted that the two systems were in a geographically concentrated area, that the Vermont regulators had expressed their belief that they could protect the public interest in Vermont after the consummation of the transaction and that the Vermont gas system had experienced and could be expected to continue to experience significant savings as a result of its association with the holding company system. As discussed below, following consummation of the Transaction, CMP Group will meet all of the above criteria in a similar manner.
         The Commission has taken the position, since 1974, that combination gas and electric exempt holding companies are consistent with the requirements and policies of the Act and are not detrimental to Section 11. See Union Electric Company, 45 SEC 489 (1974). In addition, in 1988, the Commission decided two important cases in this area, Dominion Resources, Inc., Holding Co. Act Release No. 24618 (April 5, 1988) and WPL Holdings, Inc. , Holding Co. Act Release No. 24590 (February 26, 1988). In Dominion Resources, a combination gas and electric holding company was permitted to acquire a gas utility. Pursuant to Section 10, the Commission expressly held that "the provisions of Section 11 are not applicable to exempt holding companies such as [Dominion Resources.]" The Commission went on to find not merely that Section 11 by its terms applies only to registered holding companies, but that such an acquisition did not violate
Section 10(c) of the Act. Moreover, since Dominion Resources did not acquire any new electric properties, there was no direct effect upon its electric system, as is also the case in the proposed Transaction. Similarly, in WPL Holdings the Commission stated that the "pro-competitive thrust of the Act" did not express an absolute Federal policy against combination gas and electric operations.
         More recently, in TUC Holding Company et al., supra and BL Holding Corp., supra, the Commission granted exemptions and authorized transactions pursuant to which, in the case of TUC Holding Company, an entity providing electric service in a given area acquired an entity providing gas service in substantially the same area, and, in the case of BL Holding Corp., an entity providing gas service in a given area acquired an entity providing electric and gas service in an adjacent area. In granting the exemptions and authorizing the transactions, the Commission noted that there would be de facto integration of the combined utility properties, that the systems would be coordinated administratively, that the transactions would not give rise to any of the abuses that Section 11(b) was intended to address, and that the transactions would have no effect on the ability of regulatory authorities to carry out their duties, all of which are true with respect to the proposed Transaction.
         Furthermore, subsequent to 1974, and especially since 1988, the Commission has issued a number of orders authorizing the creation and/or continued exemption of new or larger combination gas and electric exempt holding company systems, whether through the formation of a new holding company15 or via the acquisition of a gas and/or electric company by an existing combination gas and electric system.16 Throughout this period, the Commission's decisions have focused on whether "both the electric and gas operations that [the holding company] proposes to acquire constitute an integrated public-utility system,"17 consistent with the analysis which should be applied in the present case. In other words, while the policies and basic protections underlying Section 11 (i.e., deference to state regulatory authority with respect to combination companies, provided the resulting holding company system in any case will not be the type of holding company system which the Act was designed to prevent) apply to exempt holding company acquisitions, a strict reading of Section 11 is not required.
         Another factor that must be included in any Section 10 and Section 11 analysis is current utility industry conditions. As the Commission noted in its Union Electric Company decision, the courts have attached "great weight ... to [the Commission's] expertise in the administration of the Act."18 The Commission historically has applied its expertise in administering the Act, taking into account changes in legal, regulatory and economic circumstances, including market and regulatory changes. As the Division of Investment Management noted in the Division Report, "the SEC must continue to respond flexibly to the legislative, regulatory and technological changes that are transforming the structure and shape of the utility industry,"19 especially since "Section 11 does not impose `rigid concepts' but rather creates a `flexible' standard designed to accommodate changes in the electric utility industry."20
         Such concerns have influenced Commission decisions under the Act, and under Section 10 in particular, in the past.21 Utility companies, exempt holding companies, registered holding companies and related entities are presently in the midst of, or have completed, restructurings or major transactions designed to permit them to become complete energy services companies, offering customers across the nation an array of fuels to meet their complete energy needs through a "one-stop" energy company, an industry shift that the Commission has expressly recognized. Recently the following companies have entered into, or announced, strategic transactions: Portland General Corporation, an electric utility holding company and Enron Corporation, a large gas pipeline and electric and gas marketer; NorAm Energy, Inc., a gas utility company, and Houston Industries, Inc., an electric utility holding company; Pacific Enterprises, a gas utility holding company and Enova Corp., a combination holding company with primary emphasis on electric operations; PanEnergy Corp., a large pipeline company and Duke Power Company, an electric utility and an electric utility holding company; and KeySpan Energy Corporation, a gas utility holding company and Long Island Lighting Company, an electric utility. All of these transactions demonstrate that market forces are pushing for the convergence of electric and gas operations in one corporate entity; namely, a full service utility company. Thus, the traditional model of a vertically integrated gas or electric utility company is becoming obsolete and evidence continues to mount that the model utility company of the near future will be the one-stop energy company. Evidence of this trend in Maine is the restructuring bill, discussed above, that was signed into law by the Governor of Maine on May 29, 1997, which is intended to promote competition and a movement to a free market in Maine.
         Taking this industry evolution into account, it becomes clear that the Transaction will provide CMP Group with an efficient basis for entering into the natural gas business and provide Maine GasCo with greater financial and other resources, allowing the CMP Group system of utilities to remain competitive with the emerging one-stop energy services companies. CMP Group anticipates that it will be able to offer its customers a choice of fuels (gas and/or electricity) to meet their energy needs at competitive prices in the most economical and efficient manner.
         It is clear that the Transaction will result in a combined system that will not be detrimental to the carrying out of Section 11. The electric utility system of CMP (including MEPCo, AVEC and NORVARCO) is presently "integrated" within the meaning of Section 2(a)(29) of the Act and will remain so after the Transaction. The Transaction will not affect the physical interconnection of such electric utility system. Similarly, the area of operations of such system will not be affected by the Transaction and will continue to be confined to a single area in Maine that is not so large as to impair the advantages of continuing localized management, efficient operation and effective regulation. The entire CMP Group system will be operated as a single coordinated system to the extent that there will be a significant degree of centralized planning
(including accounting, financial planning and analysis, financial reporting, human resources, regulatory affairs, information systems, insurance, legal, payroll, purchasing, tax, training, treasury, transportation, billing support, telecommunications, meter installation and reading, real estate, facilities management, call center services, engineering, construction and environmental services and general administrative services provided by CMP Group subsidiaries). Thus, following consummation of the Transaction, the CMP Group system will consist of a large integrated electric utility system and a smaller integrated gas utility system which together will operate on a coordinated basis offering services to customers in substantially the same area in the State of Maine (see Exhibit E-1 hereto for maps depicting the service territories of CMP and of Maine GasCo).
         It is also clear that the Transaction will not be detrimental to the carrying out of the provisions of Section 11 inasmuch as CMP Group will carry out its utility operations within the State of Maine, and its utility operations will be subject to adequate regulatory authority in Maine and will not be the type of nationwide, complex system that Section 11 was designed to prevent.
Moreover, CMP Group will be an exempt holding company and exempt holding companies have generally been permitted to retain or acquire combination systems so long as combined ownership of gas and electric operations is permitted by state law and is supported by the interested regulatory authorities. Maine law does not prohibit combination gas and electric utility companies, and the MPUC has specifically authorized the Transaction. The fact that CMP Group will be an exempt holding company and the Transaction is subject to the Act's less restrictive standard with regard to electric and gas combinations, taken together with the facts that CMP Group's utility operations will be located in substantially the same geographic region within Maine, and that the MPUC has approved the formation of New England Gas and Maine GasCo and the initial capital contribution to Maine GasCo and has authorized CMP Group, through Maine GasCo, to provide on a non-exclusive basis natural gas service in certain areas of Maine, all lead to the conclusion that the Transaction should be authorized under the Act.
                  b. Section 10(c)(2)
         Section 10(c)(2) requires that an acquisition not be approved unless the Commission finds that: [S]uch acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system.

         The Commission has stated on numerous occasions, that under Section 10(c)(2) an exempt holding company may consist of more than one integrated system.22 In essence, Section 10(c)(2) requires that (i) each utility system within the exempt holding company system be an integrated system and (ii) the acquisition tend toward the economical and efficient development of an integrated system. The economies and efficiencies expected to accrue to the Maine GasCo and CMP Group systems as a result of the Transaction are sufficient to satisfy the standards of Section 10(c)(2). The Commission has noted that economies and efficiencies that cannot be quantified should be taken into account in this analysis, as "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable."23
         The parties continue to identify areas of operations which could be the source of potential economies of scale and efficiencies. It is currently expected that economies and efficiencies will result largely from the fact that the service territories of CMP and Maine GasCo will overlap and therefore CMP Group's utility system will be able to streamline many operations when it functions as a single system, such as: (i) meter installation and reading operations; (ii) information systems and telecommunications; (iii) billing support; and (iv) customer call center operations. The Applicants also expect significant administrative economies and efficiencies to result from the provision by CMP Group's subsidiaries of corporate services, such as accounting, financial planning and analysis, financial reporting, human resources, regulatory affairs, insurance, legal, payroll, purchasing, tax, training, treasury, transportation, real estate, facilities management and engineering, construction and environmental services.
         These economies of scale and efficiencies will result from the Applicants' provision of services on a coordinated basis that the evolving energy marketplace demands, and are consistent with the economies of scale and efficiencies that the Commission has found sufficient in connection with other applications under Section 10(c)(2) of the Act. For example, in WPL Holdings, supra, the Commission focused on benefits that would result from:
                  a structure that could more efficiently address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility businesses, ... and provide additional flexibility for financing.

         The CMP Group system will also meet the requirement that it be "not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation." In In the Matter of American Natural Gas Company, Holding Co. Act Release No. 15620 (Dec. 12, 1966), the Commission found that the American Natural Gas system would meet the above requirement after its acquisition of an Indiana gas utility:
                  Although American Natural will provide certain central facilities, equipment and personnel ... Central Indiana will retain its own local management and board of directors, a majority of whom will be residents of Indiana. Central Indiana will continue to be subject to regulation by the Public Service Commission of Indiana.

Maine GasCo will be operated in a similar manner. While, as discussed above, Maine GasCo may receive a number of centralized services from CMP Group subsidiaries allowing it to capture economies and efficiencies for the Maine GasCo System, the Maine GasCo System will be operated on a day-to-day basis by a local operator (Maine GasCo), and the Maine GasCo System will be regulated by the MPUC with regard to rates and other matters. Thus, the Maine GasCo System will be locally operated and locally regulated, but will have the economic advantage of certain centralized services.
         3. Section 10(f) Section 10(f) provides that:
                  The Commission shall not approve any acquisition ... under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         As explained below in Item 4 - Regulatory Approvals, certain aspects of the Transaction require approval of the MPUC. The MPUC has authorized CMP Group, through Maine GasCo, to provide on a non-exclusive basis natural gas service in certain areas in Maine, and has approved the formation and initial capitalization of Maine GasCo. Copies of such orders are attached hereto as Exhibits D-1 and D-2, respectively. B. The Exemption under Section 3(a)(1)
         As demonstrated below, CMP Group and New England Gas respectfully submit that the Commission should confirm CMP Group's status as an exempt public utility holding company under Section 3(a)(1) of the Act and that New England Gas should be granted an exemption under Section 3(a)(1) of the Act. Section 3(a)(1) of the Act exempts a "holding company" from all of the provisions of the Act (except for Section 9(a)(2) thereof) if:

                  such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

CMP Group and New England Gas will satisfy such requirements. The public utility subsidiaries of CMP Group and New England Gas will be predominantly intrastate in character and will carry on their business substantially in Maine, the state in which they are all organized. Of $954,176,000 in total revenues from CMP Group's electric operations in 1997, $929,610,000, or 97%, was derived from sources in Maine, while only $24,566,000, or 3%, were from operations outside of Maine, principally electric energy sold at wholesale outside of Maine or at the state line. Additionally, of the $1,040,492,000 in net utility assets (net electric plant in service) in 1997, $971,809,000 or 93%, were Maine assets, while the remaining $68,683,000, or 7%, were Connecticut assets associated with the Millstone No. 3 plant. The indirect acquisition and ownership of Maine GasCo voting securities by CMP Group will have no impact on the continuing entitlement of CMP to its exemption under Section 3(a)(1) of the Act since CMP will remain a holding company because of its continued ownership of MEPCo, AVEC and NORVARCO.

     Section 3(a) of the Act provides that, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing whether a proposed exemption is "detrimental," the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate. See, e.g., KU Energy Corp., Holding Co. Act Release No. 25409 ( Nov. 13, 1991); CIPSCO Inc., Holding Co. Act Release No. 25152 (Sept. 18, 1990).24

         The Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would result from the Transaction. As discussed above, the MPUC has approved the formation and initial capitalization of Maine GasCo and the MPUC will regulate Maine GasCo with regard to rates and other matters. In addition, as discussed above, CMP, MEPCo, AVEC and NORVARCO will continue to be regulated under the laws of the State of Maine and will continue to be subject to FERC jurisdiction.

Item 4.  Regulatory Approvals.
         The formation of Maine GasCo and the construction and financing of Maine GasCo's natural gas distribution system are subject to the jurisdiction of the MPUC. The MPUC has issued orders authorizing CMP Group to provide natural gas service on a non-exclusive basis,25 through Maine GasCo, in certain areas of Maine not currently receiving natural gas service and has also authorized the formation and initial capitalization of Maine GasCo. Copies of such orders are attached hereto as Exhibits D-1 and D-2, respectively.
         No other state or federal commission has jurisdiction over the Transaction.

Item 5.  Procedure.
         The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible in order that Maine GasCo can begin serving Maine customers in December, 1998. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H-1.
         The Applicants do not believe that there should be a recommended decision by a hearing officer or any other responsible officer of the Commission or that there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants request that the Commission's order become effective immediately upon the entry thereof. The Applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

Item 6.  Exhibits and Financial Statements.

NO.        DESCRIPTION                                 METHOD OF FILING

(a)      Exhibits

A-1      Articles of Organization of Maine GasCo.      Filed herewith.

B-1      Joint Venture Agreement dated as of November  Filed herewith.
         12, 1997 between Central Maine Power
         Company ("CMP") and New York State Electric
         & Gas Corporation.

D-1      Order of the MPUC in Docket No. 96-786        Filed herewith.
         authorizing CMP Group to furnish through
         Maine GasCo, natural gas service in
         certain areas of Maine.

D-2      Order of the MPUC in Docket No. 98-077        Filed herewith.
         authorizing the formation and capitalization
         of Maine GasCo.

E-1      Maps of service territory of CMP and          Filed herewith.
         natural gas service area of Maine GasCo.      (paper format filing)

F-1      Preliminary  opinion  of Huber  Lawrence  &   To be filed by amendment.
         Abell, special counsel to CMP Group, Inc.
         and New England Gas Development Corporation.

F-2      Past-tense opinion of Huber Lawrence &        To be filed by amendment.
         Abell, special counsel to CMP Group, Inc.
         and New England Gas Development Corporation.

H-1      Proposed form of Federal Register Notice.     Filed herewith.

(b)      Financial Statements

1.1      Balance sheet of CMP                          Incorporated herein by reference to
         (consolidated) as of June 30, 1998.           Form 10-Q for the quarter ended
                                                       June 30, 1998 filed by CMP
                                                       File No. 1-5139.

1.2      Statement of Income and Retained              Incorporated herein by reference to
         Earnings of CMP (consolidated)                Form 10-Q for the quarter ended
         as of June 30, 1998.                          June 30, 1998 filed by CMP
                                                       File No. 1-5139.


Item 7.  Information as to Environmental Effects.
         The Applicants do not believe that the Transaction would involve a "Major federal action" nor would it "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. The only federal actions related to the Transaction pertain to the Commission's approval of this application and confirmation and granting of the exemptions requested herein. The Transaction would not result in changes in the operations of CMP Group that would have any impact on the environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the Transaction.
                                   SIGNATURES
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                                      CMP Group, Inc.



Date: September 29, 1998      By:     /s/ Anne M. Pare
                                      ----------------
                                      Anne M. Pare
                                      Treasurer, Corporate Counsel
                                      and Secretary


                                      New England Gas Development Corporation


Date:    September 29, 1998    By:    /s/ Arthur W. Adelberg
                                      ----------------------
                                      Arthur W. Adelberg
                                      President

                                   APPENDIX A

                             PROPOSED SERVICE AREAS


Rumford
Hampden
Bath
Mexico
Orrington
Freeport
Dixfield
Bucksport
Yarmouth
Bethel
Clinton
North Yarmouth
Farmington
Waterville
Baileyville
(Woodland)
Wilton
Winslow
Bridgton
Jay
Fairfield
Casco
Livermore
Madison
Durham
Livermore Falls
Oakland
Gray
Millinocket
Skowhegan
Harrison
East Millinocket
Norridgewock
Naples
Medway
Augusta
Norway
Lincoln
Gardiner
Otisfield
Howland
Randolph
Oxford
Orono
Hallowell
Paris
Old Town
Farmingdale
Pownal
Milford
Manchester
Raymond
Veazie
Winthrop
Standish
Bangor
Topsham
Windham
Brewer
Brunswick





1 EEC is filing a contemporaneous application on Form U-1 in connection with the Transaction.

2 As discussed below, CMP has agreed to sell its interest in AVEC in connection with the sale of its generating assets. If AVEC is sold prior to consummation of the Transaction, CMP Group would be an affiliate of four public utility companies and would still require 9(a)(2) approval in connection with the Transaction.

3 On January 6, 1998, CMP announced that it had reached agreement to sell substantially all of its hydro, fossil and biomass generating assets with a combined generating capacity of 1,185 megawatts, and certain other assets, to an affiliate of Florida-based FPL Group, the winning bidder in the auction process. CMP's interests in the power entitlements from approximately 50 purchased-power agreements with non-utility generators representing approximately 488 megawatts and its interests in the five nuclear generating facilities described below are not included in the sale. The sale is subject to various closing conditions, including the approval of state and federal regulatory agencies.

4 MEPCo is a public utility organized in 1966, in which Bangor Hydro-Electric Company ("Bangor Hydro") and Maine Public Service Company hold the remaining voting stock. MEPCo owns and operates a 345-kV transmission interconnection between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its line connects with the portion of the interconnection constructed in the province of New Brunswick, Canada, by New Brunswick Power Corporation ("New Brunswick Power"). MEPCo also owns and operates certain equipment, including microwave communication facilities, in connection with the Hydro-Quebec Phase II ("Phase II") project described below.

         AVEC owns and operates a 31-MW wood-fired generating plant in Fort Fairfield, Maine, the output of which is sold to CMP.

         NORVARCO is one of two general partners with 50 percent interests in Chester SVC Partnership ("Chester"), a Maine general partnership which owns a static var compensator facility (the "SVC Facility") located in Chester, Maine, adjacent to MEPCo's 345-kV transmission interconnection with New Brunswick, Canada. Chester's sole business is to own and, through operating agreements with other entities, operate the SVC Facility. Its two partners, each with a 50% interest, are NORVARCO and Bangor VAR Co., a wholly-owned subsidiary of Bangor Hydro. Under the partnership agreement, NORVARCO is the managing partner, with responsibility for directing MEPCo's operation and maintenance of the SVC Facility.

         CMP's non-utility subsidiaries are as follows:

         Central Securities Corporation and Cumberland Securities Corporation both own real estate located in CMP's service area.

         Kennebec Hydro Resources, Inc. ("Kennebec Hydro") is the general partner with a 50 percent interest in The Merimil Limited Partnership (the limited partners of which are not affiliates of CMP), which owns the Lockwood Hydroelectric Project, a qualifying facility located in Waterville, Maine.

         Kennebec Water Power Company ("Kennebec Water"), in which CMP owns a 24.8% equity interest, operates a business regulating the flow of the Kennebec River and owns storage dams at the East and West Outlets of Moosehead Lake in Maine.

         The Gulf Island Pond Oxygenation Project ("GIPOP") a Maine general partnership in which CMP owns a 14% partnership interest (the other three partners of which are paper companies), owns an oxygenation facility at Gulf Island Pond on the Androscoggin River at Greene, Maine, which is operated by Union Water under an operating agreement with GIPOP.

         As part of its agreement to sell substantially all of its generating assets to an affiliate of FPL Group, CMP has agreed to sell its interests in AVEC, Kennebec Hydro, Kennebec Water and GIPOP.

5 The provision of any services by CMP or any other CMP Group subsidiary will be done in accordance with MPUC approved affiliate transaction procedures. Allocations of cost will be done pursuant to MPUC approved cost allocation guidelines. It is currently contemplated that the provision of services to Maine GasCo by CMP will be pursuant to a master services agreement which will conform to MPUC rules and guidelines.

6 On May 29, 1997, the Governor of Maine signed into law a bill enacted by the Maine Legislature that will restructure the electric utility industry in Maine by March 1, 2000. The purpose of the restructuring bill is to promote competition and a movement to a free market in Maine. The principal restructuring provisions of the legislation provide for customers to have direct retail access to generation services and for deregulation of competitive electricity providers, commencing March 1, 2000, with transmission and distribution companies continuing to be regulated by the MPUC. By that date, vertically integrated investor-owned utilities, such as CMP, are required to divest all generation assets and generation-related business activities, with two major exceptions: (1) non-utility generator contracts with qualifying facilities and contracts with demand-side management or conservation providers, brokers or hosts; and (2) ownership interests in nuclear power facilities. The bill also requires investor-owned utilities, after February 29, 2000, to sell their rights to the capacity and energy from the purchased-power contracts that had not been divested pursuant to the legislation, with certain minor exceptions. As noted above, CMP has entered into an agreement to divest certain of its generation assets.

7 In the Matter of American Natural Gas Company, Holding Co. Act Release No. 15620 (Dec. 12, 1966).


8 Consolidated Natural Gas Company, Holding Co. Act Release No. 25040 (Feb. 14, 1990).

9        Id.

10 In the Matter of Northeast Utilities, Holding Co. Act Release No. 15448 (April 13, 1966).

11 Union Electric Company, 45 SEC 489 (1974) ("Nowhere does the Act ban combination systems in so many words.")

12 The definition of integrated system with respect to a gas utility requires that the system be located in one or more states (defined as a state of the United States) and, in this case, one of the utilities in the system was located in Canada. Therefore, although integrated, the system would arguably not be a single integrated system.

13 Citing Union Electric Company, 45 SEC 489 (1974) at 495, n. 20; Eastern Gas and Fuel Associates, 30 SEC 834, 848(1950).

14       S. Rep. No. 651, 74th Cong., 1st Sess. 22 (1935).

15 See e.g., CIPSCO Incorporated, Holding Co. Act Release No. 25152, (Sept. 18, 1990) (authorizing acquisition and granting exemption for the formation of new holding company over existing combination gas and electric utility and electric utility); Illinova Corporation, Holding Co. Act Release No. 26054 (May 18, 1994) (authorizing formation of holding company and granting exemption for holding company over existing combination gas and electric utility); WPS Resources Corporation, Holding Co. Act Release No. 26101 (Aug. 10, 1994) (authorizing formation and exemption for holding company over existing combination gas and electric and electric utilities); SIGCORP, Inc., Holding Co. Act Release No. 26431 (Dec. 14, 1995) (authorizing formation and granting exemption for holding company over existing combination gas and electric utility and two gas utilities); Energy East Corporation, Holding Co. Act Release No. 26834 (March 4, 1998) (authorizing formation of holding company and granting exemption for holding company over existing combination gas and electric utility).

16 See e.g., IE Industries, Inc. Holding Co. Act Release No. 25325 (June 3, 1991) (authorizing acquisition of large electric utility by a holding company with a combination gas and electric utility subsidiary); NIPSCO Industries, Inc., Holding Co. Act Release No. 25470 (Feb. 2, 1992) (authorizing acquisition of gas utility by holding company with existing combination gas and electric utility subsidiary); NIPSCO Industries, Inc. Holding Co. Act Release No. 25766 (March 25, 1993) (authorizing acquisition of gas utility by holding company with existing combination gas and electric and gas utility subsidiaries); Southern Indiana Gas and Electric Company, Holding Co. Act Release No. 26075 (June 30, 1994) (authorizing acquisition of gas utility by combination gas and electric utility company with a gas utility subsidiary).

17       CIPSCO Incorporated, Holding Co. Act Release No. 25152 (Sept. 18,1990).

18       Union Electric Company, 45 SEC at 509 n. 77.

19       Division Report at 70.

20       Division Report at 75.

21 See Union Electric Company, 45 SEC 489 (1974); UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992), and Mississippi Valley Generating Co., 36 SEC 159 (1955).

22 The United Gas Improvement Company, 9 SEC 52 (1941), Union Electric Company, 45 SEC 489 (1974) and In the Matter of Gaz Metropolitain et al., Holding Co. Act Release No. 26170 (November 23, 1994). In Gaz Metropolitain, the Commission stated "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend "towards the economical and the efficient development of an integrated public-utility system" (emphasis added.)"

23       Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29,
         1986).

24 Furthermore, the Commission Staff has stated its support for greater flexibility in the administration of existing exemptions in consultation and cooperation with state regulators. See, Division of Investment Management, The Regulation of Public Utility Holding Companies, supra, at 119-20.

25 In authorizing CMP Group, through Maine GasCo, to provide natural gas service on a non-exclusive basis, the MPUC noted at page 5 of its order in Docket No. 96-786:

                  "[A]s a general matter, authorizing more than one LDC to serve an area will result in beneficial competition to obtain adequate customer load to build and serve an area in a manner that may very likely "grow the market" so that system expansion may ultimately be greater than it would be if only a single entity was authorized to serve. Nor do we expect that market inefficiencies, such as uneconomic duplication of facilities and lost economies of scale, will predominate or necessarily result in higher prices to end-users. We expect that the efficiencies and product diversification that are the hallmarks of competition will result in system expansion that is at least as socially beneficial as that which could be achieved by traditional means as a regulated monopoly service.

                  Moreover, we do not believe that, if customers are the selecting mechanism, benefits would accrue to only the largest customers to the detriment of smaller customers. Beneficial deals and discounts to large customers may make it more imperative for the entity to obtain additional small customers in order to increase throughput and achieve an adequate return on infrastructure development. Consequently, competition among providers could ultimately drive deeper penetration levels within a given area.

                  Consequently, we conclude that economic efficiencies and the public interest in safe and adequate service and facilities and orderly infrastructure development will be amply served by allowing multiple gas utilities to compete to serve an area... The policy has encouraged aggressive and innovative proposals for development of service to previously unserved areas. We see no benefit in cutting off competition at this point and foreclosing further benefits that it may provide."